ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

June 13, 2007

07024476

Securities and Exchange Commiss
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 13, 2007 (ASX – Appendix 3B, New Issue announcement, application for quotation of additional securities and agreement; Appendix 3Y, Change in Director's Interest Notice; Announcement & Media Release – Activity Update)

dlw 6/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Incentive Options expiring 31 July 2010
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500,000 Ordinary Shares 7,500,000 Incentive Options expiring 31 July 2010
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Incentive Options have an exercise price of 15 cents and may be exercised at any time on or before 31 July 2010.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares -- YES The Incentive Options are not quoted on the ASX and have no voting or dividend rights until exercised.
5	Issue price or consideration	Exercise of 16 June 2007 incentive options at 10 cents The 31 July 2010 Incentive Options are being issued pursuant to a resolution of shareholders on terms set out in item 4.5 of explanatory statement for Annual General Meeting of 28 May 2007.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of incentive options expiring 16 June 2007 at 10 cents The purpose of the grant of 31 July 2010 incentive options to directors is to provide incentive to contribute to and participate in the future growth of the Company and forms part of the director's remuneration packages
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
483,550,743	ORD
7,700,000	Convertible Notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,601	Incentive Options (expiring on 16 June 2007)
		2,000,000	Consultants options (expiring on 30 June 2008)
		200,000	Consultants options (expiring on 30 Sept 2008)
		300,000	Consultants options (expiring on 30 Sept 2008)
		1,500,000	Consultants options (expiring on 30 June 2008)
		1,500,000	Consultants options (expiring on 30 June 2009)
		2,000,000	Consultants options (expiring on 30 June 2010
		7,500,000	Incentive Options (expiring on 31 July 2010)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: ....8 June 2007

(Director)

Print name: ....MICHAEL EVANS...........

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	First Australian Resources Limited
ABN	41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	10 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest (Gregorach Pty Ltd) Direct Interest (WR Grigor)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr. Grigor is a director of this company.
Date of change	8 June 07
No. of securities held prior to change	8,580,548 Ordinary Shares - Indirect 1,500,000 Incentive Options June 2007 - Direct
Class	Ordinary Shares
Number acquired	1,500,000 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$150,000 (on exercise of 1,500,000 incentive options @ 10 cents)
Class	Incentive Options Expiry 31 July 2010
Number acquired	1,500,000 Incentive Options 31 July 2010 - Direct
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.5 of explanatory statement for Annual General Meeting of 28 May 2007.

+ See chapter 19 for defined terms.

No. of securities held after change	8,580,548 Ordinary Shares – Indirect 1,500,000 Ordinary Shares - Direct 1,500,000 Incentive Options 31 July 2010 - Direct
Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 1,500,000 Incentive Options expiring 16 June 2007. Issue of 1,500,000 Incentive Options expiring 31 July 2010.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	18 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 June 2007
No. of securities held prior to change	150,000 Ordinary Shares 1,000,000 16 June 2007 Options
Class	Ordinary Shares
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100,000 (on exercise of 1,000,000 incentive options @ 10 cents)
Class	Incentive Options Expiry 31 July 2010
Number acquired	1,000,000 Incentive Options 31 July 2010 - Direct
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.5 of explanatory statement for Annual General Meeting of 28 May 2007.

No. of securities held after change	1,150,000 Ordinary Shares 1,000,000 31 July 2010 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 1,000,000 Incentive Options expiring 16 June 2007. Issue of 1,000,000 Incentive Options expiring 31 July 2010.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	8 August 05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect Interest
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd <MJ Evans Super Fund>
Date of change	8 June 2007
No. of securities held prior to change	**Direct** 600,000 ordinary **Indirect** 2,625,450 ordinary - Indirect 5,000,000 Incentive Options June 2007– Indirect
Class	Ordinary Shares
Number acquired	5,000,000 Ordinary Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$500,000 (on exercise of 5,000,000 incentive options @ 10 cents)
Class	Incentive Options Expiry 31 July 2010
Number acquired	5,000,000 Incentive Options 31 July 2010 - Direct

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.5 of explanatory statement for Annual General Meeting of 28 May 2007.
Number disposed	2,000,000 Ordinary Shares
Value/Consideration	$320,000
No. of securities held after change	**Direct** 600,000 ordinary 5,000,000 Incentive Options 31 July 2010 **Indirect** 5,625,450 ordinary - Indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 5,000,000 Incentive Options expiring 16 June 2007. Issue of 5,000,000 Incentive Options expiring 31 July 2010. Off market sale of 2,000,000 shares

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 June 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
SL 328 # 9 Deep Well preparing to drill ahead at 11,567 feet (FAR 10.1875 percent)

The SL 328 #9 well spudded on 12 May 2007 and is preparing to go back in the hole to test 9 and 5/8 inch intermediate casing prior to drilling ahead at 11,567 feet. The well has a planned total depth of 13,555 feet and is being drilled using Todco Rig 29.

Prior to setting casing an interim log run confirmed shows between 7,000 and 10,500 feet are likely to be residual in nature having been depleted by historical production in nearby wells at these higher intervals within the field.

The primary Hollywood objectives are not anticipated until the well reaches depths below 11,800 feet.

The operator, Kriti Exploration Inc, estimates potential at 21.7 BCF of gas and 760,000 barrels of oil if all three objectives work including 10.7 BCF of gas in the Lower Hollywood zone. The operator estimates additional potential in offset fault blocks within the field of 28.7 BCF of gas and 1,000,000 barrels of oil.

The prospect is supported by a combination of 3D seismic and subsurface well control tied into FAR's successful SL 328 #1 well. The control well was drilled in 2004 and came on line at the rate of 5.6 million cubic feet of gas and 301 barrels of oil per day and is still producing at a daily rate of 3.6 million cubic feet of gas and 60 barrels of oil.

FAR enjoys a 100 percent completion rate within the Lake Long field and hopes to replicate the success achieved in the initial Hollywood discovery. A completed well is expected to cost in the vicinity of US$10 million.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Waiting on Operator re forward program recommendation

FAR is waiting on advice from the Operator concerning the forward program.

Earlier testing of the Marceaux #1 well confirmed a new oilfield discovery at the Kicker location. The Alliance 3 Sand has been perforated over the interval 12,977 to 12,988 feet and tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
New Well Planned July 2007

FAR has agreed to a proposal to drill the Lindsey 109A #1R well to the Siluro-Devonian formation using a rig that has become available during the first week of July 2007.

The well is expected to take 29 days and has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is for all intention purposes a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues.

The operator is RIM Operating, Inc.

NE WALLER, ONSHORE GULF COAST
3D Seismic Project – Surveying commences in lead up to 3D acquisition
Lease Acquisition continues

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Surveying has commenced and should be completed by the end of June. Shot hole drilling will then follow with charges loaded by the end of July 2007 to enable recording during August, weather permitting. Processing is likely to take around six weeks with preliminary prospect generation by November 2007

In the interim FAR continues to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 16,856 gross acres (approx 13,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

Having tied up the core leases in its Gulf Coast 3D Project FAR is able to provide identification of the program area (see map attached). This data had been restricted during the ground acquisition phase to limit potential lease competition.

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.


WALLER
Program
Area
TOMBALL, 33
CONROE, 31
HUMBLE, 1905
32E
33E
34E
38E
KATY, 35
FAIRBANKS, 38
HARRIS
HOUSTON

Deeper potential is also present in a number of high risk – high potential objectives which lie beneath the Eocene section.

The Operator has reported nearby activity where Newfield is drilling a 16,500 foot test approximately 4.5 miles from the survey's boundary.

The purpose of the 3D program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

For information on FAR's drilling activities visit our website at ***www.far.com.au***

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au